Mail Stop 3561

January 18, 2007

Via Fax & U.S. Mail

Mr. Enrico D'Onofrio
Manager of Finance
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
40132 Bologna, Italia

> **Re: Ducati Motor Holding S.p.A.**
> **Form 20-F for the Year Ended December 31, 2005**
> **Filed July 14, 2006**
> **File No. 001-14908**

Dear Mr. D'Onofrio:

     We have completed our review of your Form 20-F referenced above and related filings and have no further comments at this time.

     Sincerely,

     David R. Humphrey
     Branch Chief